OYOCAR GROUP INC.

Colinas Marinas, Marbellas, Villa 10

Sosua, Dominican Republic 57000

Tel. 829-859-0389

Email: Info@oyocargroup.com

April 11, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

Washington, D.C. 20549

www.sec.gov

Re: Oyocar Group Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 13, 2024

File No. 333-275980

Dear Ms. Kate Beukenkamp,

We received your letter dated February 26, 2024, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 1 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 13, 2024. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 1 to Registration Statement on Form S-1

Dilution, page 15

1. We note your response to prior comment 5. You disclose historical net tangible book value as of November 30, 2023 as negative $998; however, the November 30, 2023 balance sheet reflects a historical net tangible book value of $2,931. Please revise or clarify why no change is necessary.

Response: We have revised our disclosure to reflect the correct net tangible book value.

Complete Our Public Offering, page 17

2. We note your response to prior comment 9 and reissue in part. Please revise your discussion here to reflect the revised dollar amounts reflected in your Use of Proceeds section and in the subsection titled "Estimated Expenses for the Next Twelve-Month Period." In this regard, we note that there is not a discussion of the new category reflecting expenses associated with "SEC reporting and compliance." Further, please revise to reflect the updated planned cost associated with "Buying pre-owned vehicles" (i.e., $21,000 - $136,000).

Response: We have revised our disclosure in accordance with the comments of the commission.

Management's Discussion and Analysis...

Plan of Operation, page 17

3. We note your response to prior comment 7, including your statement that you are "searching for auto dealers in the Dominican Republic to sign agreements with, identifying our first customer and purchasing the first car for him." As stated in your disclosure on page 18, you are considering entering into consignment agreements with auto dealers in the Dominican Republic. For clarity, please revise your disclosure where appropriate to make clear whether you have identified a specific individual or auto dealer as your first customer, or whether the first customer remains prospective, and whether you have or plan to enter into a consignment agreement. Please file any necessary exhibits in accordance with Item 601(b) of Regulation S-K.

Response: We have revised our disclosure that we have identified a specific individual as our first customer, and that the first customer remains prospective. We have also disclosed that we have not entered into a consignment agreement with him.

Notes to the Audited Financial Statements, page F-14

4. You present unaudited financial statements for the period ended November 30, 2023; however, the header states “Notes to the Audited Financial Statements.” Please revise the “audited” label to unaudited or explain why no change is necessary.

Response: We have revised the “audited” label to unaudited.

Note 6 - Subsequent Events, page F-16

5. Please clarify whether the “prepayment” of $17,500 received in December 2023 was from a customer or if you raised it through the issuance of debt and/or equity.

Response: We have clarified that the “prepayment” of $17,500 received in December 2023 was from a customer.

Thank you.

Sincerely,

/S/Jonathan Rafael Perez Peralta

Jonathan Rafael Perez Peralta, President